SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated March 29, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE

Stock Market Symbols

GIB.SV.A (TSX)

GIB (NYSE)

CGI ANNOUNCES PROGRAM TO STRENGTHEN ITS COMPETITIVE POSITION

•	Addresses lower than expected revenue and associated margins from BCE
•	Accelerates and expands its Global Delivery Model
•	To take $90 million provision over the course of 2006 related to headcount reductions and other initiatives

Montreal, March 29, 2006 – CGI Group Inc. has announced actions this morning intended to strengthen its competitive position in the global marketplace. CGI will eliminate approximately 1,000 positions this year, primarily located in Montreal and Toronto, of which more than half are related to lower than expected BCE work volumes. The remaining headcount reduction stems from other adjustments to CGI’s cost base and includes reductions in global and corporate functions. Five hundred of the total headcount reductions will be effective immediately while the remainder will be completed by the end of the year. Finally, the acceleration and expansion of CGI’s Global Delivery Model will partially offset the headcount reductions by creating some 400 new jobs throughout its network of Centres of Excellence.

“This announcement is an advancement of our 2006 operations plan to enhance our competitive position and cost advantages,” said President and CEO, Michael E. Roach. “Spurred by lower than expected revenue and associated margin pressures from BCE in our second quarter, we are taking measures to reduce the overall cost structure and accelerate our strategy to further leverage our global delivery, which favors a mix of nearshore options with offshore capabilities.”

“Excluding lower than expected revenue from BCE, our business is stable. We continue to aggressively pursue a robust funnel of opportunities in each vertical,” added Roach. “Our financial situation remains healthy, with the balance sheet and cash flows to support profitable growth associated with our Buy and Build strategy. The successful implementation of this plan will further strengthen our financial performance.”

CGI revenue from BCE

CGI’s second quarter revenue from BCE is now expected to be significantly lower than anticipated on a sequential basis, decreasing at a rate necessitating an immediate workforce reduction. CGI’s revenue from BCE is currently tracking slightly below the 2006 minimum guaranteed business levels on an annualized run rate basis. However, the Company remains confident that, based on the amending agreement pertaining to various existing commercial agreements between the parties, revenue from BCE will ramp up towards the minimum guaranteed business levels as the year progresses.

The amending agreement pertaining to existing commercial contracts between BCE and CGI were announced in December 2005 and extended CGI’s mandate with BCE from June 2012 to June 2016. Highlights of the amending agreement include:

•	CGI’s Q1 FY2006: guaranteed minimum business levels of $120 million.
•

2006: guaranteed minimum business levels of $400 million - parties committed to negotiate in good faith to identify and incorporate additional work. The parties’ expectations are that this negotiation would generate additional work and associated revenue for CGI.

•	2006: Beyond 100 positions, the parties will share in severance costs, with BCE’s maximum contribution capped at $10 million.
•	2007 & 2008: guaranteed minimum business levels of $425 million.
•	2006-2008: Failure to meet the minimum business levels would result in the payment by BCE to CGI of 13.25% of the shortfall.
•

2009-2016: BCE and CGI will work cooperatively and in good faith with the objective of maintaining CGI’s portion of BCE’s IT spend (as defined in the agreements) at not less than 30% for each of these years.

•	BCE to encourage use of CGI as an IS/IT service provider for any acquired business.

Acceleration and Expansion of CGI’s Global Delivery Model

The Company will accelerate the expansion of its Global Delivery Model, creating some 400 new jobs throughout its network of Centres of Excellence. This will include more than 200 jobs related to the BCE account moving to Atlantic Canada, of which 150 positions will be located at a new Centre of Excellence to be established in Prince Edward Island.

The balance of the new positions unrelated to BCE will be created in India, where CGI is currently constructing a new facility in Bangalore with the capacity to double its current Indian workforce. In addition to these announcements, the Company continues to implement a new Centre of Excellence in Russell County, Virginia which will add 300 positions to support U.S. clients.

Program to yield $90 million in incremental annual savings

As part of the Company’s 2006 operational plan, a review of the overall cost structure and competitive position was initiated. In light of the aforementioned catalysts, a decision was made to accelerate the entire operational plan. In addition, each business unit and global function, including corporate, was re-examined at granular levels. This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce. As a result, $90 million in incremental annualized savings were identified across the organization, including each of the initiatives noted above.

A pre-tax provision for severance and other initiatives totaling $90 million will be taken over the remainder of fiscal 2006, for which the Company expects a one-year payback. This amount is net of BCE’s $10 million contribution to severance payments as per the recently amending agreement pertaining to existing commercial contracts between BCE and CGI.

Through the implementation of these actions, the Company is attempting to continue gradually improving its bottom line performance.

“Over CGI’s 30-year history of growth, periodic adjustments to our cost base have been necessary to prepare the foundation for the next steps of our evolution towards becoming a global leader,” said Founder and Executive Chairman Serge Godin. “These measures reinforce our ability to build the critical mass necessary to compete globally and further contribute to maintaining CGI’s position as one of the industry’s best performers.”

Supporting affected members

In keeping with its values, CGI will continue attempting to redeploy affected employees. Individuals currently occupying positions which will be eliminated will receive financial assistance and be given access to outplacement services.

“I am saddened that, unfortunately, some CGI members will lose their jobs and I wish to thank them for their contribution to the Company. We will do our utmost to support them through this difficult transition period,” concluded Roach.

Conference Call

A conference call to discuss today’s announcement will be held this morning, March 29, 2006, at 10:00 am (ET). Participants may access the call by dialing (866) 540-8136 or through the Internet at www.cgi.com. For those unable to participate on the live call, the webcast will be archived at www.cgi.com.

About CGI

Founded in 1976, CGI Group Inc. is the eight largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.6 billion (US$3.1 billion) and at December 31, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion), or $14.0 billion (US$12 billion) including the BCE contract extensions signed in January 2006. CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and may be “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements represent CGI Group Inc.’s current intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company.  These factors could cause actual results to differ materially from such forward-looking statements or forward looking information. Investors are cautioned against placing undue reliance on forward looking statements or forward looking information.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s 2005 Annual Report or 2005 Form 40-F filed with the SEC, the Company’s 2005 Annual Information Form and in the Company’s MD&A for the first quarter of fiscal 2006 filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and may be forward looking information. Except as required by law, CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

Investors	Media
Lorne Gorber, Vice-President, Investor Relations	Eileen Murphy, Director, Media Relations
(514) 841-3355	(514) 841-3430
lorne.gorber@cgi.com	eileen.murphy@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: March 29, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary